

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

<u>Via E-mail</u>
Mr. Frank L. Jennings
Chief Financial Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, Colorado 80651

      **Re: Synergy Resources Corporation
          Form 10-K/A for Fiscal Year Ended August 31, 2010
          Filed May 10, 2011
          Form 10-Q for Fiscal Quarter Ended May 31, 2011
          Filed July 14, 2011
          Response Letter Dated June 3, 2011
          File No. 333-146561**

Dear Mr. Jennings:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended May 31, 2011</u>

1.   We note that you have not included disclosure under Item 4 of Part I of Form 10-Q. Please amend your filing to provide such omitted disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief